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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 32974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Don Alexander Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 W. 22nd Street, Suite 713
(No. and Street)

Oak Brook, (City) Illinois (State) 60521 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Z. Alexander (630) 954-2911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd., Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Donald Z. Alexander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Don Alexander Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 28th day of January, 2010.

Donald Z. Alexander
Signature

President
Title

Erica Tebo
Notary Public

Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Don Alexander Investments, Inc.
Oak Brook, IL 60521

We have audited the accompanying statement of financial condition of Don Alexander Investments, Inc. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Don Alexander Investments, Inc as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BR Dooley & Assoc.
Certified Public Accountant

Chicago, Illinois
January 28, 2010

DON ALEXANDER INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash in bank		$ 10,982
Money market investment		192,411
Securities owned, at market value		187,723
Receivable from broker/dealers		21,458
Other assets		1,400
Total assets		$ 413,974

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 59,887
Stockholders' Equity		
Common stock, voting no par value; authorized 500 shares; issued and outstanding 50 shares	$ 5,000	
Common stock, non-voting, no par value; authorized 1,500 shares; issued and outstanding 10 shares	1,000	
Additional paid-in capital	21,228	
Retained earnings	326,859	
Total stockholders' equity		354,087
Total liabilities and stockholders' equity		$ 413,974

The accompanying notes to the financial statements are an integral part of this statement.

DON ALEXANDER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(1) **Significant Accounting Policies**

The Company was incorporated in Delaware on August 7, 1984. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of securities. Operations began approximately January 28, 1985.

The preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Security transactions are recorded on a trade date basis and are recorded at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investments as follows:

Level 1 – Exchange Traded Equities	$ 144,138
Level 2 – Exchange Traded LP/MLP's	43,585
Total	$ 187,723

DON ALEXANDER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(1) **Significant Accounting Policies** (cont'd)

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the accelerated and straight line depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original useful lives of assets are capitalized.

The Company's policy is to include cash on hand and amounts due from banks in reporting cash flows.

(2) **Net Capital Requirement**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms a re defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had adjusted net capital and net capital requirements of $314,217 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

(3) **Lease Commitments**

Rent expense for the year ended was $19,300.

The Company has entered into a lease for its office premises. The future minimum annual rental payments required under operating leases that have an initial or remaining noncancellable lease term, as of December 31, 2009, are as follows:

2010	$ 19,407
2011	19,783
2012	13,394
Thereafter	-0-
Total	$ 52,584

The Company may be obligated for additional amounts based upon increases in operating costs and real estate taxes over the term of this lease.

(4) **S Corporation**

Effective April 1, 1985, the Company elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

(5) 401(k)/Profit Sharing Plan

The Company has a 401(k)/profit sharing plan covering all full-time employees who have one year of service and are age 21 or older. Contributions to the profit sharing plan are determined each year by the Board of Directors.

Employer contributions to the profit sharing plan were $40,000 for the year ended December 31, 2009. The accrued contribution payable at December 31, 2009 included with accounts payable and accrued expense was $40,000.

(6) Note Payable – Officer

During the year ended December 31, 2009, the Company repaid $4,000 to an officer. This unsecured demand note payable did not provide for any interest.

(7) Accounting For Uncertainty in Income Taxes

The Company has evaluated the effects of adoption of ASC 740, formally known as FIN No. 48, *Uncertainty in Income Taxes*, and has as of December 31, 2009 determined that no provision for income taxes is required in the Company's financial statements. At December 31, 2009, management has determined that there are no material uncertain income tax positions and no income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

(8) Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through January 28, 2010, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.